Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 4, 2020, relating to the consolidated financial statements of FreightCar America, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company’s change in method of accounting for leases in the year ended December 31, 2019, due to the adoption of Accounting Standard Update No. 2016-02), and the effectiveness of Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K/A of the Company for the year ended December 31, 2019.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

May 15, 2020